Exhibit 99.8

17 July 2019

ASX Market Announcements

ASX Limited

Level 6, Exchange Centre

20 Bridge Street

Sydney NSW 2000

Dear Sir / Madam

Immutep Limited (ASX Code: IMM)

Notice under section 708A(5)(e) of the Corporations Act 2001 (Cth)

This notice is given by Immutep Limited ABN 90 009 237 889 (Immutep), under section 708A(5)(e) of the Corporations Act 2001 (Cth) (Corporations Act).

On 9 July 2019, Immutep announced a placement of new fully paid ordinary shares (Shares) to institutional investors to raise approximately A$4 million (Placement).

The new Shares under the Placement were issued today.

Immutep advises that:

(a)	the new Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act;

(b)	this notice is being given under section 708A(5)(e) of the Corporations Act;

(c)	as at the date of this notice, Immutep has complied with:

(1)	the provisions of Chapter 2M of the Corporations Act as they apply to Immutep; and

(2)	section 674 of the Corporations Act; and

(d)	as at the date of this notice, there is no excluded information of the type referred to in sections 708A(7) or 708A(8) of the Corporations Act.

Yours faithfully,

Deanne Miller

Company Secretary

Immutep Limited